SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

172 King Street East, 3rd Floor, Toronto, Ontario, Canada M5A 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: July 10, 2006
	By:	/s/ Rudi Fronk Name: Rudi Fronk Title: President and C.E.O

EXHIBITS

Exhibit 99

Press release issued June 28, 2006 in which the Registrant announced that it’s Chairman and President have sold a total of 347,000 of the Registrant’s shares in one transaction, primarily to meet the tax obligations incurred by a recent exercise of stock options which were due to expire. The sale was done through the facilities of the TSX, at market related prices.

Under Canadian law, the difference between the exercise price of the options and the market price of the stock at the time of exercise is deemed to be a gain and is taxed, whether or not the shares are sold, and the tax is payable in the year the options are exercised. The Registrant’s grants options for a maximum term of five years at which time they expire if not exercised.

The Regtistrant’s President and CEO Rudi Fronk said that this was the first sale of the Registrant’s shares by himself and Mr. Anthony, the two founders of the Registrant. Both have participated in recent financings of the Registrant. “We have no intention of selling further shares for the foreseeable future as this transaction meets all our tax and other requirements,” he said.